UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-42014

TOP WEALTH GROUP HOLDING LIMITED

(Translation of registrant’s name into English)

Units 714 & 715

7F, Hong Kong Plaza

Connaught Road West

Hong Kong
Tel: +852 36158567

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 11, 2024, Top Wealth Group Holding Limited (the “Company”) entered into Securities Purchase Agreements (the “Securities Purchase Agreements”) with several investors named therein (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a best effort offering (the “Offering”), a total of 27,000,000 Ordinary Shares of par value $0.0001 per share (the “Ordinary Shares”) at the price of $0.40 per Ordinary Share for gross proceeds of $10,800,000.  The Securities Purchase Agreements contain customary representations and warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties. The Offering was closed on October 14, 2024.

The Ordinary Shares were offered pursuant to a registration statement on Form F-1, as amended (Registration No. 333-282302, “Form F-1”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 24, 2024. The Form F-1 was declared effective on September 30, 2024. The final prospectus is filed on October 15, 2024.

AC Sunshine Securities LLC acted as the exclusive placement agent (the “Placement Agent”) in the Offering pursuant to a Placement Agency Agreement dated October 10, 2024, by and between the Company and the Placement Agent. The Company agreed to pay the Placement Agent a cash fee equal to 4.0% of the gross proceeds raised in the Offering. The Company also agreed to (i) reimburse the Placement Agent for certain expenses not to exceed $200,000; and (ii) provide a non-accountable expense allowance equal to 1% of the gross proceeds raised in the Offering payable to the Placement Agent. The Placement Agency Agreement contains customary conditions to closing, representations and warranties of the Company, and termination rights of the parties, as well as certain indemnification obligations of the Company and ongoing covenants for the Company.

The Company intends to use the net proceeds of this offering primarily for general corporate and working capital purposes.

The foregoing description of the Placement Agency Agreement and the Securities Purchase Agreements qualified in their entirety by reference to the full text of the Placement Agency Agreement and the form of Securities Purchase Agreements, which are attached hereto as Exhibit 10.1 and 10.2, respectively, to this Report of Foreign Private Issuer on Form 6-K (this “Report”), and which are incorporated herein in their entirety by reference.

Pursuant to the Offering, on October 11, 2024, the Company issued a press release announcing the pricing of the Offering. A copy of the press release announcing the pricing of the Offering is furnished as Exhibit 99.1 hereto. On October 14, 2024, the Company issued a press release announcing the closing of the Offering. A copy of the press release announcing the closing of the Offering is furnished as Exhibit 99.2 hereto.

This Report contains forward-looking statements. Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements related to our future activities, future events or conditions. These statements are based on current expectations, estimates and projections about the Company’s business based, in part, on assumptions made by management. These statements are not guarantees of future performances and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those risks discussed in the Registration Statement, and in other documents the Company files from time to time with the Commission. Any forward-looking statements speak only by the date on which they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Report, except as required by law.

EXHIBITS INDEX

Exhibit No.	Description
10.1	Placement Agency Agreement
10.2	Form of Securities Purchase Agreement
99.1	Pricing Press Release
99.2	Closing Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2024	Top Wealth Group Holding Limited

	By:	/s/ Kim Kwan Kings, WONG
	Name:	Kim Kwan Kings, WONG
	Title:	Chief Executive Officer and Chairman

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